THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

February 11, 2011

EDGAR  CORRESPONDENCE

Kimberly A. Browning, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  MainGate Trust (SEC File Nos. 333-170422 and 811-22492)

Dear Kimberly:

We are responding to the Staff’s comments provided via teleconference on February 9, 2011 with respect to the pre-effective amendments to the initial registration statement on Form N-1A previously filed by MainGate Trust (the “Trust”) on behalf of its initial series, MainGate Trust MLP Fund (the “Fund”).  We have addressed all of the Staff’s comments as described below.   We note that the Trust, on behalf of the Fund, has included a revised Prospectus and Statement of Additional Information, marked to show changes responsive to the Staff’s comments, in Pre-Effective Amendment No. 3 to the Trust’s registration statement filed today.

Prospectus

Cover Page

1. Comment:   Revise the cover page to state prominently that, “Unlike most mutual funds, the Fund will not enjoy flow-through tax treatment as a regulated investment company  under subchapter M of the Internal Revenue Code but will instead be taxed as a regular C corporation.” Consider adding a cross-reference to the discussion in the prospectus.

Response:    As requested, we have added this disclosure and cross-reference to the cover page.

Fees and Expenses

2. Comment:  Revise footnote 1 to the fee table as we discussed.  Confirm that if the Fund books a material tax liability, the Fund will sticker its prospectus in order to make accurate the net operating expense ratio of the Fund.

      Response:    As requested, we have revised footnote 1.  The Fund’s adviser has requested that we confirm to the Staff that if the Fund books a material tax liability, it will sticker its prospectus in order to accurately reflect its net operating expense ratio.

3. Comment:   Revise footnote 2 to note that adviser may recoup expenses within three years from the date of reimbursement by the adviser.  Change “indirect expenses” to “Acquired Fund Fees and Expenses.” Because the adviser may recoup expenses, use words other than “waive” to describe the adviser’s actions.  Disclose that the Board is not required to approve any recoupment payment made to the adviser .

Response:   We have revised footnote 2 as requested.

4. Comment:  Confirm that the Fund does not anticipate incurring expenses of the type that are excluded from the expense cap or, disclose in footnote 2 that to the extent that the Fund incurs costs not included in the adviser’s expense cap, the Fund’s expense ratio will be higher than the stated expense cap ratio of 1.75% for Class A shares and 1.50% for Class I  shares.

Response:   We have revised footnote 2 as requested.  The adviser’s expense cap excludes brokerage fees and commissions; borrowing costs; taxes; Acquired Fund Fees and Expenses; 12b-1 fees, and extraordinary expenses.  As you know, all mutual funds incur brokerage fees and commissions, and the fee table discloses the Class A 12b-1 fee of 0.25%.  The Fund’s adviser has requested that we confirm to the Staff that the Fund does not anticipate incurring any borrowing costs or extraordinary costs in its initial year of operations, and that Acquired Fund Fees and Expenses have been estimated to be less than 0.1% and are included in “Other Expenses.”

Principal Strategies

5. Comment:  Clarify the “MLP interests” in which the Fund will invest.  Explain how the Fund’s investments in MLP I-Shares and MLP derivatives are consistent with the SEC Name Rule, or delete these investments from the 80% basket.

Response:  As requested, we have clarified the MLP interests in which the Fund may invest as equity interests of MLPs comprised of comment units, general partner interest and MLP I-Shares.  We have deleted any reference to MLP derivatives from the 80% basket, and moved the description to the 20% other securities category.

The Fund’s adviser has requested that we advise the Staff that the Fund’s investments in MLP I-shares (or “I-units”) are consistent with the SEC Name Rule because MLP I-units represent an indirect limited partner interest in an MLP.  I-units have features similar to MLP common units in terms of voting rights, liquidation preference and distribution, except that instead of receiving cash distributions, holders of I-units will receive distributions of additional I-units in an amount equal to the cash distributions received by common unitholders.  The holder of I-shares recognizes no current income from the MLP but when it sells the I-shares the holder recognizes capital gains.

6. Comment:  Explain whether the adviser favors large-or small-cap MLPs and whether there are any market capitalization limits.  If none, disclose that the Fund may invest in smaller MLPs without limits and add additional risk disclosures.

Response:   As requested, the Prospectus has been revised to note that although the adviser favors larger MLPs, the Fund may invest without limit in smaller MLPs.  We also added additional disclosure about smaller MLPs.

7. Comment:  Revise the second paragraph to delete the word concentration.

Response:  As requested, we have revised this sentence to state that “The Fund invests primarily in MLPs.”

8. Comment:  In the discussion of General Partner Interests, the Fund discloses that a general partner could be liable in certain circumstances for “amounts greater than the amount of its investment.”  Disclose the potential liability of a General Partner to the extent that it could result in harm to holders of General Partner Interests, and also disclose the fact that the Fund would have to segregate assets in the amount of such liability to the extent it were incurred with respect to its investment in a General Partner Interest.

Response:  As requested, we have revised the discussion of General Partner Interests to disclose the risks as follows:

To the extent that an MLP incurs liability for which there was not an adequate offsetting liability recorded, or reserves or insurance available to satisfy its liability, the MLP’s general partner would be liable for those amounts, which could be in excess of its investment in the MLP.  However, general partners typically are structured as limited partnerships or limited liability companies in order to limit their liability to the creditors of the MLP to the amount of capital the general partner has invested in the MLP.

In response to the Staff’s comments regarding asset segregation by the Fund, we could not foresee a situation where the Fund would be required to segregate assets because the MLP general partners are structured using a limited liability structure.

Additional Information About the Principal Investment Strategies of the Fund

9. Comment:    The Prospectus notes that a general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP.  Disclose that the general partner typically is entitled to incentive and other distributions from the MLP substantially in excess of its 2% equity interest.

Response: We have disclosed this fact as requested.

Principal Risks

10. Comment:  Under “MLP Risks”, disclose the risks created by a General Partner’s “limited fiduciary duty” to MLP limited partners.  Also disclose that the Fund must recognize income that it receives from underlying MLPs for tax purposes, even if the Fund does not receive cash distributions from the MLPs in an amount necessary to pay such tax liability.  Finally, repeat the risk from “MLP Tax Risks” that  a percentage of a distribution received by the Fund as the holder of an MLP interest may be treated as a return of capital, which would  reduce the Fund's adjusted tax basis in the interests of the MLP.

Response:  As requested, we have expanded the “MLP Risks” section.

11. Comment:  Under “Deferred Tax Assets and Liabilities Risks; Potential NAV Decline” disclose that  the Fund will accrue a deferred income tax liability balance on a daily basis.  The Staff believes that a conflict of interest exists with respect to the booking of a tax asset by the adviser or the fund accountant, which would increase the Fund’s net assets, and, as a result, increase the asset-based fee paid by the Fund to such service provider.  Describe in your response letter how the Fund will seek to prevent this conflict of interest.

Response:    We have revise this risk factor to note that the deferred income tax liability balance will be accrued daily.  In response to the Staff’s concerns regarding a potential conflict of interest, we advise the staff that the Fund has taken the following steps to prevent such conflict:

1.  Formal Written Procedures.   The Fund has adopted written “Procedures for Accruing a Daily Tax Liability.”  The procedures were prepared by the Fund’s fund accounting agent, US Bancorp Fund Services, LLC, and reviewed by the Fund’s independent accountants and the Fund management.  The procedures provide that Fund Management may decide to accrue any deferred tax asset balance that arises as a result of accumulated net operating losses or capital loss carryforward balances that occur at the Fund’s fiscal year-end that have yet been deemed to expire per current IRS regulatory guidance. The procedures state that, to the extent that the Fund maintains net operating losses or capital loss carryforwards in accordance with IRS regulatory guidance applicable to C corporations at any given fiscal year-end, a deferred tax asset valuation allowance account will be maintained to offset the deferred tax liability amount for financial statement reporting purposes.  The procedures further provide that, to the extent that the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset the value of some or all of the Fund’s deferred tax asset balance, is required by considering all positive and negative factors related to the realization of the Fund’s deferred tax asset.

2.   Ethical and Contractual Obligations of Service Providers.  The Fund’s adviser and fund accounting agent each have entered into written agreements with MainGate Trust, pursuant to which the service provider agrees to perform its duties in conformity with obligations outlined in the agreement and with applicable law.  In addition, the adviser has a fiduciary duty to the Fund to act in the Fund’s best interest.  The Fund would have a cause of action against either service provider to recover any damages caused by such providing in booking a tax asset solely to increase its fees.

3.  Conservative Approach.   The Fund’s accounting procedures for potentially recording a future deferred tax asset reflects a conservative approach that is consistent with current GAAP pronouncements and industry standards. The Fund’s procedures require the fund accountant to maintain an additional contra deferred tax liability account as follows:

In striking the daily NAV, accounting procedures will include the establishment of a “contra deferred tax liability account” for purposes of determining the Fund’s daily net tax liability.  This will allow for the daily inclusion of net operating and capital losses to be included in the deferred tax liability calculations--but only to the extent that the losses do Not exceed the net deferred tax liability.  Therefore, for daily NAV calculation purposes, the contra account can potentially decrease the net deferred tax liability to zero, but it cannot in effect result in a deferred net tax asset.

This account that will serve as an "offset" or "contra" account to any potential deferred tax asset to ensure that the net value of the deferred tax asset would not be overstated on the Fund's books and records.

4.   Review by Independent Auditors.   The Fund’s procedures for determining the value of the net deferred tax assets take into consideration the maintenance and establishment of the contra account (described above), and they also require the review of the Fund's independent auditors, who are independent from Fund Management and the fund accountant, US Bancorp Fund Services, LLC.

5.   CCO Oversight.  The Fund has engaged an independent third party as Chief Compliance Officer, who is an experienced 1940 Act attorney, CPA and certified fraud examiner.  The Fund’s CCO has prior experience both with accounting guidelines and with MLPs.  To the extent that Fund Management decided to accrue any deferred tax asset balance on behalf of the Fund, the Fund’s procedures would require Fund management to notify the CCO.  The CCO would then review the proposed accrual with Fund management and the independent accountants to determine whether Fund’s management reasons for making the accrual are consistent with the Fund’s written procedures.

6.  Board Oversight.  To the extent that Fund Management decided to accrue any deferred tax asset balance on behalf of the Fund, the Fund’s procedures would require Fund management to notify the Board’s Audit Committee.  The Audit Committee would then review the proposed accrual with Fund management and with the advice of the Fund’s CCO and independent accountants, to determine whether Fund’s management reasons for making the accrual are consistent with the Fund’s written procedures.

12.  Comment:  Under “Options Risk,” confirm the risks of put options are accurate.

Response:   As requested, we have clarified this risk factor.

13. Comment:  Confirm all strategies and risks disclosed in the Fund’s Summary Prospectus are summarized in the Item 4 disclosure.

Response:    As requested, we confirm that all strategies and risks disclosed in this section have been summarized in the Item 4 disclosure (revised as outlined in this letter).

Determination of Net Asset Value

14. Comment:  Repeat the disclosure below in the Summary Prospectus.

Response:  As requested, we have added a new risk factor under “Principal Risks” in the Summary and Statutory Prospectuses as follows:

Untested Strategy Risk.  The Fund’s strategy of investing primarily in MLPs and electing to be taxed as a regular corporation, rather than as a regulated investment company for U.S. federal income tax purposes, is a new and untested investment strategy for mutual funds.  This strategy involves complicated and accounting, tax, NAV and valuation issues that may cause the Fund to differ significantly from most other open-end registered investment companies.  This may result in unexpected and potentially significant accounting, tax and valuation consequence for the Fund and its shareholders.  In addition, accounting, tax and valuation procedures in this area are still developing, and there may not always be a clear consensus among industry participants as to the most appropriate approach.  This may result in changes over time in the practices applied by the Fund, which, in turn, could have material adverse consequences on the Fund and its shareholders.

Statement of Additional Information

15. Comment:  The SAI states that the Fund may invest in other investment companies, including money market funds, open-end and closed-end funds and exchange-traded funds.  Confirm that “Acquired Fund Fees and Expenses”  have been estimated to be less than 0.1% and are included in “Other Expenses” in the fee table included in the Prospectus.

Response:  The Fund’s adviser has requested that we confirm to the Staff that Acquired Fund Fees and Expenses have been estimated to be less than 0.1% and are included in “Other Expenses” in the fee table.

16.   Comment:  The SAI states that the Fund may invest in municipal securities.  Either provide an explanation as to why (and under what circumstances) the Fund would invest in municipal securities, or delete this disclosure.

Response:  The Fund’s adviser has requested that we delete any reference to municipal securities from the SAI, as the Fund does not intend to invest in them.

17. Comment:  Confirm whether the Fund’s ability to invest in foreign securities is limited to 20%.

Response:  As disclosed on page 5 of the Prospectus, the Fund’s ability to invest in foreign securities is limited to 20% of its assets.  We also added a “Foreign Securities Risk” to the Prospectus.

18. Comment:   Under “Investment Limitations - Fundamental – Borrowing,” describe what percentage of its assets the Fund may invest in reverse repos, or state that the Fund will not invest in reverse repos.

Response:   We have revised the Fundamental limitation on Borrowing to delete any reference to reverse repos.  In the SAI under “Investment Limitations- Non-Fundamental – Borrowing,” it currently states that, “The Fund will not invest in reverse repurchase agreements.”

19.  Comment:  Under “Investment Limitations – Fundamental – Concentration,” disclose the source for categorizing the Energy Sector and industry groups therein.

Response:   As requested, we have revised this limitation as follows:

Concentration:  The Fund will concentrate its investments in the Energy Sector, which currently is comprised of the following industry groups:  Energy, Equipment & Services, and Oil, Gas, and Consumable Fuels, as categorized according to the Global Industry Classification (“GIC”) Standard.

20. Comment:   Under “Investment Limitations – Non-Fundamental,” add a percentage limit with respect to each of borrowing, pledging and margin purchases.

Response:  As requested, we have revised each of the above-mentioned Non-Fundamental Investment Limitations to include a percentage limit.

21. Comment:  Under “Disclosure of Portfolio Holdings,” clarify the type of confidentiality obligation that each service provider has to the Fund.  State whether the Board of Trustees has determined that these confidentiality obligations are satisfactory to prevent disclosure of the Fund’s portfolio holdings.  Delete the phrase that confidential information may be provided to “other entities” and specify those entities.  Clarify who can disclose confidential information and also disclose that any material issue regarding disclosure of portfolio holdings will be brought to the attention of the Board of Trustees.

Response:  As requested, we have revised this section.  See pages 27-28 of the SAI.

22. Comment:  Conform the section “Determination of Net Asset Value” to address the comments initially provided by the Staff with respect to the same section in the Prospectus.

Response:  As requested, we have conformed this section.  See pages 29-30 of the SAI.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.  We appreciate your assistance in meeting the Fund’s target effective date of Tuesday, February 15, 2011 or as soon thereafter as reasonably practicable.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren